Ener-Core, Inc.

9400 Toledo Way

Irvine, California 92618

Telephone: (949) 616-3300

January 14, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-4631

Attn: Pamela A. Long, Edward M. Kelly and Erin K. Jaskot

Re:	Ener-Core, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed December 23, 2013 File No. 333-192612

Dear Ms. Long, Mr. Kelly and Ms. Jaskot:

Set forth below are the responses of Ener-Core, Inc. (the “Company”) to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated January 9, 2014, regarding the above-referenced matter. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

We also enclose a marked draft of the proposed Amendment No. 3 (“Amendment No. 3”) to the Company’s Registration Statement on Form S-1, File No. 333-192612 (the “Registration Statement”) containing revisions that have been made in response to the Staff’s comments.

Executive Compensation, page 43

1.	Please update your executive compensation disclosure to provide the information called for by Item 402 of Regulation S-K for your fiscal year ended December 31, 2013. For guidance, please refer to Question 117.05 of our Regulation S-K Compliance and Disclosure Interpretations.

Response: The Company has amended the Registration Statement accordingly, as reflected on pages 43, 44 and 46 of Amendment No. 3.

* * * * *

Securities and Exchange Commission
January 14, 2014

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned.

Very truly yours,

ENER-CORE, INC.

/s/ Alain Castro
Alain Castro
Chief Executive Officer